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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE TO/A
                                 (RULE 14d-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
          OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.
                               (AMENDMENT NO. 1)

                                SOUTHDOWN, INC.
                       (Name of Subject Company (issuer))

                             CENA ACQUISITION CORP.
                              CEMEX, S.A. de C.V.
                      (Names of Filing Persons (offerors))

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                    COMMON STOCK, PAR VALUE $1.25 PER SHARE;
                       RIGHTS TO PURCHASE PREFERRED STOCK
                         (Title of Class of Securities)

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                                   841297104
                     (CUSIP Number of Class of Securities)

                               RAMIRO VILLARREAL
                              CEMEX, S.A. de C.V.
                           AVE. CONSTITUCION 444 PTE.
                      MONTERREY, NUEVO LEON, MEXICO 64000
                         TELEPHONE: (011-528) 328-3000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                   COPIES TO:


 Randall H. Doud, Esq.                         Frank Ed Bayouth II, Esq.
 Skadden, Arps, Slate, Meagher &               Skadden, Arps, Slate, Meagher &
 Flom LLP                                      Flom LLP
 Four Times Square                             1600 Smith Street, Suite 4400
 New York, N.Y. 10036                          Houston, Texas  77002
 Telephone: 212-735-3000                       Telephone:  713-655-5100


[_]  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
     COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[X]  THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
[_]  ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
[_]  GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
[_]  AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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      This Amendment No.1 to the Tender Offer Statement on Schedule TO (the
"Schedule TO"), filed initially with the Securities and Exchange Commission on October 5, 2000, relates to the third-party tender offer by CENA Acquisition Corp. ("Purchaser"), a Delaware corporation and an indirect subsidiary of CEMEX, S.A. de C.V., a company organized under the laws of the United Mexican States ("CEMEX"), to purchase all outstanding shares of common stock, par value $1.25 per share, of Southdown, Inc., a Louisiana corporation, including related preferred stock purchase rights issued in respect of the Company Common Stock (such common stock and related rights, collectively, the "Shares"), at a price of $73.00 per share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

ITEMS 1 AND 4.

      Items 1 and 4 are hereby amended and supplemented to add the following:

      On October 20, 2000, CEMEX announced that the Expiration Date was extended to 12:00 Midnight, New York City time, on Friday, November 3, 2000. Reference is hereby made to the Press Release issued by CEMEX, dated October 20, 2000, a copy of which is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

ITEM 11.

      For technical reasons, on October 19, 2000, CEMEX refiled its Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC"). As a result of the refiling, the waiting period applicable to the purchase of Shares pursuant to the Offer will now expire at 11:59 p.m., New York City time, on Friday, November 3, 2000 unless the Antitrust Division or the FTC extends the waiting period by requesting from CEMEX additional information or documentary material relevant to the Offer.

ITEM 12.  EXHIBITS.

99(a)(5)(E) Press Release dated October 20, 2000.
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                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    CENA Acquisition Corp.


                                    By:    /s/ Jeffrey H. Smith
                                        -----------------------
                                          Name:  Jeffrey H. Smith
                                          Title: Director and Treasurer


                                    CEMEX, S.A. de C.V.


                                    By:     /s/ Francisco Garza
                                        -----------------------
                                          Name:   Francisco Garza
                                          Title:  President of CEMEX North
                                                  America and Trading


Dated: October 20, 2000

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                                 EXHIBIT INDEX

EXHIBIT NO.         EXHIBIT NAME
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(a)(5)(E)        Press Release dated October 20, 2000.

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